
April 16, 2010

Via U.S. mail and facsimile to (212)791-5367

Steven Rosenberg
President and Chief Executive Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

      RE: Berkshire Bancorp, Inc.
              Supplemental Response Dated January 21, 2010
              Form 10-K for Fiscal Year Ended December 31, 2008
              Form 10-Q for the Period Ended September 30, 2009
              File No. 000-13649

Dear Mr. Rosenberg,

      We have reviewed your supplemental responses and have the following comments. We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Note 6. Investment Securities

1.   We note your response to prior comment 5 from our letter dated February 23, 2010 specifically related to your Corporate Notes and Bonds, including the

information contained in footnotes 1 and 2 to Exhibit I. Please tell us and revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily-impaired, and that no portion of their unrealized losses were credit related. Identify the specific factors that you believe caused the fair value of these securities to be significantly lower than cost.

2.   We note your response and proposed future filings disclosures to prior comment 3 from our letter dated February 23, 2010 specifically related to your Trust Preferred CDOs (TPCDO), including the information contained in footnote 3 to Exhibit I. Your response indicates that at December 31, 2009, an independent third party completed a discounted cash flow based upon the original amortized cost using a 1% default and a 1% prepayment rate. We do not believe that it is appropriate to use a general average default rate and prepayment rate for the discounted cash flow analysis on pooled trust preferred as you described. We believe your analysis must address each of the underlying entities within the pool to establish individual default and prepayment rates for those individual issuers in order to more accurately assess the anticipated cash flows of the pool. Please revise your analysis accordingly. Accordingly, as previously requested, please also address the following related to the pooled trust preferred security:

a.   Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

b.   Deferrals and defaults:
   • Please tell us in detail how you develop your estimate of future deferrals and defaults.
   • Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.
   • Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.
   • Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

c.   Prepayment rate:
   • Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

- Tell us <u>in detail</u> why you changed your prepayment assumption from 0% to 1% during the year, including the key information on which you relied to support your change.
- Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

3. We note your response to prior comment 5 from our letter dated February 23, 2010 specifically related to your Other Debt Securities and Auction Rate Securities (ARS), including the information contained in footnotes 6 through 14 to Exhibit I. Your response appears to indicate that for valuation purposes, you look through the debt security to the as-converted preferred equity security. However, for other-than-temporary impairment purposes, you look to the recoverability of the debt security through its maturity. Please address the following:

   a. Please provide us with your updated analysis for how ASC 320 (SFAS 115) and ASC 820 (SFAS 157) allow for you to use the value of the equity security on an as converted basis as a proxy for the value of the debt security. Specifically address the factors in your situation including the fact that conversion is at your option and not required, that you have not exercised the option to convert, and that you currently do not look to conversion for recovery purposes as you believe that ultimately you will receive greater value from retaining the debt security without exercising your conversion option.

   b. Tell us how you determined that the disparity in your valuation approach from your other-than-temporary impairment approach was reasonable.

4. We note your response to prior comment 6 from our letter dated February 23, 2010, including your description of securities corresponding to footnotes "x" and "xi" of Exhibit II. Please address the following:

   a. You state that these securities do not fall under the guidance of ASC 320. Please tell us what guidance you believe does relate to those securities and why you believe that guidance to be applicable.

   b. Tell us why you believe it is appropriate to include these securities in your available-for-sale equity securities balance on the face of your balance sheet, given that available-for-sale equity securities are recorded at fair value. Tell us what guidance you relied on to support your conclusion.

   c. Please revise your presentation as appropriate based on your analysis of these securities.

5.   We note your response and proposed future filings disclosures to prior comment 8 from our letter dated February 23, 2010. However, it does not appear that your response appropriately addresses our prior comment. Therefore, as previously requested, please address the following regarding <u>all</u> of your debt and equity securities that are in an unrealized-loss position greater than 12-months at period end:

   a.   Revise your future filings to disclose the number and amount of corporate notes, corporate bonds and other debt securities for which the lowest credit rating was below investment grade.

   b.   Revise your future filings to disclose <u>each</u> individual security with at least one rating below investment grade. Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

* * * * * *

   As appropriate, please file an amendment and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief